Exhibit 12.1
Analog Devices, Inc.
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	October 30,	October 29,	October 28,	November 3,	November 1,	October 31,
(In thousands, except ratios)	2004	2005	2006	2007	2008	2009

Determination of earnings:
Income from continuing operations before provision for taxes on income	$633,707	$537,201	$636,792	$661,457	$666,102	$297,444
Amortization of Capitalized interest	982	982	982	982	982	982
Fixed charges	1,725	1,542	2,093	1,834	1,607	5,457

Total earnings as defined	636,414	539,725	639,867	664,273	668,691	303,883

Fixed Charges:
Interest and amortization expense	240	43	16	7	81	4,067
Interest portion of rent expense	1,485	1,499	2,077	1,827	1,526	1,390

Fixed charges	1,725	1,542	2,093	1,834	1,607	5,457
Capitalized interest	—	—	—	—	—

Total fixed charges	$1,725	$1,542	$2,093	$1,834	$1,607	$5,457

Ratio of earnings to fixed charges	368.9	350.0	305.7	362.2	416.1	55.7